Exhibit 99.1

FOR IMMEDIATE RELEASE

Elan: Investor Relations:	Media Relations:
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444 Celgene: Jacqualyn A. Fouse Sr. Vice President and Chief Financial Officer (908) 673-9956	Niamh Lyons Ph: 353-1-663-3600 US Media Relations Ph: 866-964-8256 Tim Smith Director Investor Relations (908) 673-9951

ELAN AND CELGENE ENTER INTO SETTLEMENT AND LICENSE AGREEMENT RELATED TO ABRAXANE®

DUBLIN, IRELAND, February 24, 2011 – Elan Corporation plc (NYSE: ELN) and Celgene Corporation (Nasdaq:CELG), today announced that Elan subsidiary Elan Pharma International Limited has entered into a settlement and license agreement with Celgene Corporation resolving the patent infringement litigation involving ABRAXANE®.  Elan initiated legal action in 2006 against Abraxis BioScience, Inc. Abraxis was acquired by Celgene (NASDAQ: CELG) in October, 2010.

In consideration of the terms of the settlement and license agreement, Celgene will pay Elan a one-time fee of $78 million.  Elan will not receive any additional payments for sales of ABRAXANE®, or any other nab®-Paclitaxel product in the United States or globally.  Celgene will acquire a fully-paid up, exclusive, world-wide license to select Elan U.S. and foreign patents for ABRAXANE®.

About Elan Corporation, plc
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by bringing innovations in science to fill significant unmet medical needs. Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the company, please visit www.elan.com.

About Celgene
Celgene Corporation, headquartered in Summit, New Jersey, is an integrated global biopharmaceutical company engaged primarily in the discovery, development and commercialization of novel therapies for the treatment of cancer and inflammatory diseases through gene and protein regulation.  For more information, please visit the company’s Web site at www.celgene.com.

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